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TDS13G3.doc
                SECURITIES AND EXCHANGE
                      COMMISSION Washington, D.C.
                      20549

                           SCHEDULE 13G
             Under the Securities Exchange Act of
1934

                        (Amendment No. 3)*

                 Telephone and Data Systems, Inc.
     ____________________________________________
     ____________
                         (Name of Issuer)


                           Common Stock
      ___________________________________________
      ____________
                  (Title of Class and Securities)

                             879433100
      ___________________________________________
      ____________
               (CUSIP Number of Class of
Securities)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/  Rule 13d-1(b)
/ /  Rule 13d-1(c) / /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out

for a reporting person's initial filing on this form

with respect to the subject class of securities, and

for any subsequent amendment containing information

which would alter the disclosures provided in a prior

page.

The information required in the remainder of this

cover page shall not be deemed to be "filed" for the

purpose of Section 18 of the Securities Exchange Act

of 1934 ("Act") or otherwise subject to the

liabilities of that section of the Act but shall be

subject to all other provisions of the Act (however,

see the Notes).





           (Continued on following page(s))








CUSIP No. 879433100
13G
______________________________________________________
____________
___________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No.
62-0951781
______________________________________________________
____________ ___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
______________________________________________________
____________ ___________
(3)  SEC USE ONLY
______________________________________________________
____________ ___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
______________________________________________________
____________ ___________
                                   :(5) SOLE VOTING
POWER
                                   :   (Discretionary
Accounts) NUMBER OF SHARES BENEFICIALLY :
5,507,157 shares
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED OR NO
VOTING POWER

                                         3,598,500
                                         shares
                                         (shared)
                                         1,489,000
                                         shares (No
Vote)

__________________________________________
                                   :(7) SOLE
                                        DISPOSITIVE
                                        POWER
                                        (Discretionary
                                        Accounts)
                                   :     6,987,157
shares

__________________________________________
                                   :(8)  SHARED OR NO
DISPOSITIVE POWER

                                   :     3,598,500
shares (Shared)
                                             9,000
shares (None)
______________________________________________________
____________ ___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON (Discretionary & Non-
      discretionary Accounts)
       10,594,657 shares
______________________________________________________
____________ ___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
EXCLUDES
  CERTAIN SHARES -X- See Items 4(c)(ii) and 4(c)(iv).
______________________________________________________
____________ ___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       20.3 %
______________________________________________________
____________ ___________
(12)  TYPE OF REPORTING PERSON
      IA
______________________________________________________
____________ ___________

______________________________________________________
____________ ___________
(CUSIP No. 44107P104                              13G
1)
NAMES OF REPORTING PERSONS
     Longleaf Partners Fund                  I.D. No.
63-6147721
______________________________________________________
____________ ___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
______________________________________________________
____________ ___________
(3)  SEC USE ONLY
______________________________________________________
____________ ___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts Business Trust
______________________________________________________
____________ ___________
                                   :(5) SOLE VOTING
POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :      None
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED OR NO
VOTING POWER

                                         3,598,500
shares (shared)


__________________________________________
                                   :(7) SOLE
DISPOSITIVE POWER

                                   :       None

__________________________________________
                                   :(8)  SHARED
DISPOSITIVE POWER

                                   :    3,598,500
shares (Shared)

______________________________________________________
____________ ___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

        3,598,500 shares
______________________________________________________
____________ ___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
EXCLUDES
      CERTAIN SHARES
______________________________________________________
____________ ___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       6.9 %
______________________________________________________
____________ ___________
(12)  TYPE OF REPORTING PERSON
      IV
______________________________________________________
____________ ___________


CUSIP No.  879433100
13G
______________________________________________________
____________ ___________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No.
###-##-####
______________________________________________________
____________ ___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
______________________________________________________
____________ ___________
(3)  SEC USE ONLY
______________________________________________________
____________ ___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
______________________________________________________
____________ ___________
                                   :(5) SOLE VOTING
POWER
                                   :   (Discretionary
Accounts) NUMBER OF SHARES BENEFICIALLY :    None
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED VOTING
POWER

                                   :    None

__________________________________________
                                   :(7) SOLE
DISPOSITIVE POWER

                                   :    None

__________________________________________
                                   :(8) SHARED
DISPOSITIVE POWER

                                   :    None
______________________________________________________
____________ ___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

       None  (See Item 3 )
______________________________________________________
____________ ___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
EXCLUDES
      CERTAIN SHARES
______________________________________________________
____________ ___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
______________________________________________________
____________ ___________
(12)  TYPE OF REPORTING PERSON
      IN
______________________________________________________
____________ ___________


Item 1.

 (a). Name of Issuer: Telephone and Data Systems, Inc.
("Issuer")


 (b). Address of Issuer's Principal Executive Offices:

          30 North LaSalle Street
          Chicago, IL 60602

Item 2.

(a) and (b). Names and Principal Business Addresses of
Persons
         Filing:

     (1)       Southeastern Asset Management, Inc.
               6410 Poplar Ave., Suite 900
               Memphis, TN 38119

      (2)         Longleaf Partners Fund
                  c/o Southeastern Asset
               Management, Inc. 6410 Poplar
               Ave., Suite 900
               Memphis, TN 38119

     (3)       Mr. O. Mason Hawkins
               Chairman of the Board and
               C.E.O. Southeastern Asset
               Management, Inc.
               6410 Poplar Ave., Suite 900
               Memphis, TN 38119


     (c). Citizenship:

   Southeastern Asset Management, Inc. - A Tennessee
     corporation
          Longleaf Partners Fund - A Massachusetts business trust Mr. O. Mason Hawkins - U.S.
          Citizen

 (d). Title of Class of Securities: Common Stock (the
"Securities").

     (e). Cusip Number:  879433100


Item 3.  If this statement is filed pursuant to Rules
13d-1 (b) or
 13d-2 (b), check whether the person filing is a:

(d.)  Investment Company registered under Sec. 8 of the
Investment Company Act
of 1940 - Longleaf Partners Fund, a series of Longleaf
Partners Funds
      Trust.

(e.) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed
by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report
                          are
owned
 legally by Southeastern's investment advisory clients
                          and
none
 are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not
                          be
construed
  as an admission that Southeastern Asset Management,
                        Inc. is
the
 beneficial owner of any of the securities covered by
                         this
statement.

(g.) Parent Holding Company. This statement is also being filed by
     Mr. O. Mason Hawkins, Chairman of the Board and
     C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of
his official positions with or ownership of its voting securities.

The existence of such control is expressly disclaimed.
                          Mr.
Hawkins
     does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-
4,
     the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the
securities
     covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 12/31/02)
            10,594,657 shares
     (b). Percent of Class:
            20.3 %

          Above percentage is based on 52,062,822

          shares of Common Stock outstanding.

     (c). Number of shares as to which such person

has:

          (i).   sole power to vote or to direct the

vote:

                    5,507,157 shares

          (ii).  shared or no power to vote or to
                 direct the vote: Shared - 3,598,500
                 shares, held by Longleaf
Partners Fund, a
                          Series of Longleaf Partners
Funds Trust, a
                          Massachusetts business trust
which is a registered
                          investment company.

                 No Power to Vote - 1,489,000. This
figure does not
              include 84,000 shares held by completely nondiscretionary accounts over which the filing parties have neither voting
              nor dispositive power and for which the
         filing parties
              disclaim beneficial ownership.

     (iii). sole power to dispose or to direct the disposition
                 of:

                   6,987,157 shares

          (iv).  shared or no power to dispose or to
                 direct the disposition of:

                 Shared - 3,598,500 shares, held by
Longleaf Partners Fund, a
                          Series of Longleaf Partners
Funds Trust, a
                          Massachusetts business trust
which is a registered
                          investment company.

                 No Power - 9,000. Does not include
84,000 shares held by
                 completely non-discretionary accounts
over which the filing
                 parties have neither voting nor
dispositive power and for which
                 the filing parties disclaim
beneficial ownership.
Item 5. Ownership of Five Percent or Less of a Class:
N/A
Item 6. Ownership of More Than Five Percent on Behalf of Another Person: N/A
Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security Being
        Reported on By the Parent Holding Company:
        N/A
Item 8. Identification and Classification of Members of the Group: N/A
Item 9. Notice of Dissolution of Group:  N/A



Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                      Signatures

After reasonable inquiry and to the best of the

knowledge and belief of the undersigned, the

undersigned certifies that the information set forth

in this statement is true, complete, and correct.

Dated: February 3, 2003

                              Southeastern Asset

                              Management, Inc. By  /s/

                              Andrew R. McCarroll

_______________________________________________
                  Andrew R. McCarroll
                              Vice President and
General Counsel
                         Longleaf Partners Fund
                              By: Southeastern Asset
Management, Inc.
                              /s/ Andrew R. McCarroll

_______________________________________________
                  Andrew R. McCarroll
                         Vice President & General
Counsel

                         O. Mason Hawkins,
Individually

                                /s/ O. Mason Hawkins
_______________________________________________

                Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities
Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 3, 2003.

                         Southeastern Asset
Management, Inc.
                              By  /s/ Andrew R.
McCarroll
_______________________________________________
                  Andrew R. McCarroll
                              Vice President and
General Counsel

                         Longleaf Partners Fund
                              By: Southeastern Asset
Management, Inc.
                              /s/ Andrew R. McCarroll

_______________________________________________
                  Andrew R. McCarroll
                         Vice President & General
Counsel


                              O. Mason Hawkins,
Individually

                                /s/ O. Mason Hawkins
_______________________________________________